1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 26, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

WAIVER FROM THE STOCK EXCHANGE IN RELATION
TO THE APPOINTMENT OF QUALIFIED ACCOUNTANT

The Company wishes to announce that the Stock Exchange has granted a conditional waiver from strict compliance of Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company for a period of 3 years from 28 April 2005.

Aluminum Corporation of China Limited (the "Company") wishes to announce that the Stock Exchange has granted a waiver (the "Waiver") from strict compliance of Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in relation to the appointment of a qualified accountant to the Company.

Pursuant to Rule 3.24 of the Listing Rules, the Company must employ a qualified accountant on a fulltime basis who must be a qualified accountant and a fellow or associate member of Hong Kong Society of Accountants (now known as Hong Kong Institute of Certified Public Accountants ("HKICPA")) or a similar body of accountants recognized by HKICPA for the purpose of granting exemption from the examination requirement for membership of HKICPA (the "HKICPA Qualification").

Mr. Chen Jihua, an executive director, Vice President and the Chief Financial Officer of the Company, is able to meet the other requirements as set out in Rule 3.24 of the Listing Rules except he does not possess the HKICPA Qualification.

The Company has entered into an engagement letter for an initial period of 3 years with Mr. Wang Jianhui, who is an associate member of the Association of Chartered Certified Accountants and a certified public accountant of the Chinese Institute of Certified Public Accountants, to provide assistance to Mr. Chen Jihua in the discharge of his duties as a qualified accountant under Rule 3.24 of the Listing Rules.

The Waiver granted by the Stock Exchange to the Company will cease on the earlier of: (a) 27 April 2008, being 3 years from the date of the Waiver; (b) the date the term of appointment of Mr. Wang Jianhui ends; or (c) the date Mr. Wang Jianhui is no longer able to assist Mr. Chen Jihua. The Company will then immediately notify the Stock Exchange and take steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-Executive Director) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
Hong Kong, 23 May, 2005 * For identification only.

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary